Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2013 and 2012

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

March 31, 2013 and December 31, 2012 (Unaudited)

	March 31,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$20,484	$20,735
Short term investments	5,120	5,164
Trade and other receivables (note 3)	13,129	18,099
Income taxes recoverable	140	130
Inventories (note 4)	8,141	6,927
Prepaid expenses, deposits and advances	1,628	1,995
	48,642	53,050
Non-current assets:
Mineral properties, plant and equipment (note 5)	59,975	55,451
Exploration and evaluation assets (notes 6 and 11(b))	7,890	7,270
Intangible assets	822	705
Deferred tax asset	250	253
	$117,579	$116,729

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$5,841	$8,111
Current tax liability	598	400
	6,439	8,511
Non-current liabilities:
Reclamation and remediation provision	2,539	2,447
Deferred tax liability	6,637	5,746
	15,615	16,704

Shareholders’ equity:
Share capital (note 7)	122,459	122,444
Reserves	8,234	7,586
Deficit	(28,729)	(30,005)
	101,964	100,025
	$117,579	$116,729

Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 13)

See accompanying notes to the condensed interim consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

	For the three months ended March 31,
	2013	2012

Revenue	$12,639	$13,625
Cost of sales
Production costs	9,532	5,835
Amortization and depletion	2,715	1,457
Share-based payments	79	8
	12,326	7,300

Gross profit	313	6,325

General and administrative expenses
Administrative expenses	1,971	2,851
Amortization and depletion	37	33
Share-based payments	26	130
	2,034	3,014

Exploration and evaluation expenses	641	592

Income (loss) before the undernoted	(2,362)	2,719

Finance and other income (expense)
Interest income	86	173
Finance costs	(9)	(10)
Foreign exchange gain (note 8)	4,295	3,655
Other income	27	94
	4,399	3,912

Income before income taxes	2,037	6,631
Income tax expense
Current	(239)	-
Deferred	(522)	(1,948)
	(761)	(1,948)
Net income for the period	$1,276	$4,683

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	604	136
Change in fair value of available-for-sale financial assets	(56)	17
	548	153
Total comprehensive income for the period	$1,824	$4,836

Earnings per share (note 7(e))
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

  See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2013 and 2012 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total	Deficit	Total shareholders’ equity
Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 7(c))	182	574	(252)	-	-	(252)	-	322
Share-based payments	-	-	138	-	-	138	-	138
Comprehensive income	-	-	-	136	17	153	4,683	4,836
Balance at March 31, 2012	137,591	$122,110	$10,635	$(4,012)	$(119)	$6,504	$(30,832)	$97,782

Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised (note 7(c))	14	15	(5)	-	-	(5)	-	10
Share-based payments	-	-	105	-	-	105	-	105
Comprehensive income	-	-	-	604	(56)	548	1,276	1,824
Balance at March 31, 2013	137,874	$122,459	$11,977	$(3,543)	$(200)	$8,234	$(28,729)	$101,964

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2013 and 2012 (Unaudited)

	Three months ended
	March 31,
	2013	2012

Cash flows from operating activities:
Net income for the period	$1,276	$4,683

Items not involving cash:
Amortization and depletion	2,752	1,490
Unrealized foreign exchange gains	(4,216)	(3,196)
Deferred income taxes	522	1,948
Accretion on reclamation and remediation provision	9	7
Share-based payments	105	138
Other non-cash items	(78)	(15)
	370	5,055

Interest received	55	151
Interest paid	-	(3)
Income taxes paid	(196)	(252)
Net cash from operating activities before changes in non-cash working capital	229	4,951

Changes in non-cash working capital:
Trade and other receivables	5,001	4,484
Income taxes recoverable	(7)	(26)
Inventories	(320)	(1,855)
Prepaid expenses, deposits and advances	367	(1,150)
Trade and other payables	(2,231)	20
Current tax liability	394	-
Net cash from operating activities	3,433	6,424

Cash flows from investing activities:
Purchase of intangible assets	(143)	(200)
Purchase of mineral properties, plant and equipment	(3,826)	(6,072)
Proceeds from disposal of mineral properties, plant and equipment	5	17
Net cash used in investing activities	(3,964)	(6,255)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(53)
Proceeds from exercise of options (note 7(c))	10	321
Net cash from financing activities	10	268

Effect of foreign currency translation on cash	270	448

Increase (decrease) in cash and cash equivalents	(251)	885
Cash and cash equivalents, beginning of period	20,735	39,437
Cash and cash equivalents, end of period	$20,484	$40,322

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004.  On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.  On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010.  No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR”.  On February 8, 2011, the Company’s shares were listed on the NYSE Amex stock exchange in the United States under the trading symbol “GPL”.  The NYSE Amex stock exchange was renamed to NYSE MKT on May 14, 2012.  The address of the Company’s head office is Suite 800 – 333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines, Topia and Guanajuato.  In addition, the Company has published a NI 43-101 compliant resource estimate for its San Ignacio property and the Company is currently evaluating the technical feasibility and commercial viability of extracting the resource.  The Company also has two other mineral property interests, Santa Rosa and El Horcon.  These properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves which are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The accounting policies and methods of computation applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2012, except as described below in respect of standards adopted as of January 1, 2013.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 6, 2013.

Effective January 1, 2013, the Company adopted the following accounting standards issued by the International Accounting Standards Board:

•	IFRS 10 Consolidated Financial Statements
•	IFRS 11 Joint Arrangements
•	IFRS 12 Disclosure of Interests in Other Entities
•	IFRS 13 Fair Value Measurement
•	Amendments to IAS 1 Presentation of Financial Statements
•	Amendments to IAS 34 Interim Financial Reporting
•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The adoption of IFRS 11 had no effect on previously reported results or on the results for the current period.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

    2.     Basis of presentation – continued

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.  The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures.  The amendments to IAS 34 had no effect on previously reported results or on the results for the current period, and the Company has incorporated the required disclosures relating to fair values of its financial instruments and segmented information in note 9 and note 12 respectively.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  The adoption of IFRIC 20 had no effect on previously reported results or on the results for the current period as the Company operates underground mines and does not incur stripping costs.

3.	Trade and other receivables

	March 31, 2013	December 31, 2012
Trade accounts receivable	$7,413	$12,311
Value added tax receivable	5,551	5,803
Other	413	216
	13,377	18,330
Allowance for doubtful amounts	(248)	(231)
	$13,129	$18,099

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

    4.     Inventories

	March 31, 2013	December 31, 2012
Concentrate	$4,815	$3,432
Ore stockpile	124	417
Materials and supplies	3,011	2,858
Silver bullion	191	220
	$8,141	$6,927

The amount of inventory recognized as an expense for the three months ended March 31, 2013 and 2012 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

The amount of write-down of silver bullion inventories to net realizable value included in other income for the three months ended March 31, 2013 was $9 (2012 - $22 reversal of previous write-down).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

5.    Mineral properties, plant and equipment

At March 31, 2013, the Company had mineral properties, plant and equipment assets of $60.0 million compared to $55.5 million at December 31, 2012.  During the three months ended March 31, 2013, the Company invested $3,898  (2012 - $6,125) primarily in mine development and purchase of capital assets at its Guanajuato and Topia mines.

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

6.    Exploration and evaluation assets

At March 31, 2013, the Company had exploration and evaluation assets of $7.9 million compared to $7.3 million at December 31, 2012.  Exploration and evaluation assets are not currently being depleted.

San Ignacio Project

The San Ignacio property was acquired as part of the Guanajuato mine acquisition in 2005.  Evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for US$1,400 (C$1,452).

El Horcon

On September 5, 2012, the Company purchased a 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (C$1,579).

7.     Share capital

(a)      Authorized

Unlimited number of common shares without par value.
Unlimited number of Class A preferred shares without par value, issuable in series.
Unlimited number of Class B preferred shares without par value, issuable in series.

(b)      Issued and fully paid

   Common shares: 137,874,052 (December 31, 2012 – 137,860,052)

   Preferred shares: nil (December 31, 2012 – nil)

(c)      Share options

    The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders.  Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”),
    options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares.  The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant.  Grant date share price is the closing market price on the day the options were granted.

    Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

7.      Share capital - continued

    The continuity of share options for the three months ended March 31, 2013 and 2012 is as follows:

		Balance				Balance
Exercise		December 31,				March 31,
Price	Expiry date	2012	Granted	Forfeited	Exercised	2013
$0.45	February 8, 2014	605,000	-	-	(5,000)	600,000
$0.70	September 3, 2014	300,000	-	-	-	300,000	4
$0.90	December 2, 2014	162,000	-	-	-	162,000
$0.90	July 11, 2015	108,000	-	-	(9,000)	99,000
$1.15	October 17, 2015	1,500	-	-	-	1,500
$1.90	November 21, 2015	90,000	-	-	-	90,000
$2.40	December 5, 2016	2,235,000	-	(155,000)	-	2,080,000
$2.25	March 15, 2017	170,000	-	-	-	170,000
$1.76	May 17, 2017	240,000	-	(15,000)	-	225,000
$1.71	August 17, 2017	1,521,100	-	(215,000)	-	1,306,100
$1.78	November 18, 2017	205,000	-	(20,000)	-	185,000
$1.34	March 14, 2016	-	465,000	-	-	465,000
		5,637,600	465,000	(405,000)	(14,000)	5,683,600
Weighted average exercise price		$1.78	$1.34	$1.98	$0.74	$1.73

		Balance				Balance
Exercise		December 31,				March 31,
Price	Expiry date	2011	Granted	Forfeited	Exercised	2012
$0.45	February 8, 2014	805,000	-	-	-	805,000
$0.70	September 3, 2014	315,000	-	-	(15,000)	300,000
$0.90	December 2, 2014	162,000	-	-	-	162,000
$0.90	July 11, 2015	118,000	-	-	-	118,000
$1.15	October 17, 2015	51,500	-	-	(50,000)	1,500
$1.90	November 21, 2015	90,000	-	-	-	90,000
$2.40	December 5, 2016	2,705,000	-	(125,000)	(105,000)	2,475,000
$2.25	March 15, 2017	-	170,000	-	-	170,000
		4,246,500	170,000	(125,000)	(170,000)	4,121,500
Weighted average exercise price		$1.78	$2.25	$2.40	$1.88	$1.78

The weighted average remaining contractual life of the options outstanding as at March 31, 2013 is 3.31 years.

During the three months ended March 31, 2013, the Company recorded compensation expense for the fair value of share options of $105 (2012 - $138) for share options that were granted during the period.

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended March 31,
	2013	2012
Risk-free interest rate	1.09%	1.28%
Expected life	2.65 years	1.94 years
Annualized volatility	63%	66%
Dividend rate	-	-

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

7.      Share capital – continued

(d)      Warrants

The continuity of warrants for the three months ended March 31, 2013 and 2012 are as follows:

Series	Exercise price	Expiry date	Balance, December 31, 2012	Issued	Exercised	Expired	Balance, March 31, 2013
Underwriters’ warrants	$4.20	April 12, 2013	316,250	-	-	-	316,250

Series	Exercise price	Expiry date	Balance, December 31, 2011	Issued	Exercised	Expired	Balance, March 31, 2012
Underwriters’ warrants	$4.20	April 12, 2013	316,250	-	-	-	316,250

(e)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	Three months ended March 31,
	2013	2012
Earnings per share
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

	Three months ended March 31,
	2013	2012
Net income for the period	$1,276	$4,683

	Three months ended March 31,
	2013	2012
Shares outstanding, January 1	137,860,052	137,408,912
Effect of share options exercised	1,611	83,059

Basic weighted average number of shares outstanding	137,861,663	137,491,971
Effect of dilutive share options	674,426	1,134,364

Diluted weighted average number of shares outstanding	138,536,089	138,626,335

For the three months ended March 31, 2013 there were 140,834 (2012 – 229,927) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

7.      Share capital – continued

(f)      Shareholder Rights Plan

On April 17, 2012, the Board of Directors approved the adoption of a new Shareholder Rights Plan (the “2012 Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction.  The 2012 Plan was ratified by the shareholders of the Company at the June 28, 2012 annual and special general meeting of shareholders and became immediately effective after the expiration of the previous plan on June 29, 2012.  The 2012 Plan maintains the same terms and conditions as the previous plan and will continue until the annual and special general meeting of shareholders in 2016.

To implement the 2012 Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on June 29, 2012.  Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the 2012 Plan.  Under the 2012 Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days.  If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

8.     Foreign exchange gain

These condensed interim consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency.  The functional currency of the Company’s Mexican subsidiaries is the Mexican peso.  Foreign exchange gains and losses therefore arise from the translation of foreign-denominated transactions and balances relative to the currency of the Company’s subsidiaries and the Company’s currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent company.  The foreign exchange gains for the three months ended March 31, 2013 and 2012 reflect the strengthening of the Mexican peso compared to the Canadian and US dollar during those periods.

9.     Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at March 31, 2013.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates.  The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.  Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

9.      Fair value of financial instruments – continued

  The following table illustrates the valuation method of the Company’s financial instruments carried at fair value as at March 31, 2013:

	Held at fair value	Loans and receivables	Other financial assets and liabilities	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$20,484	$-	$20,484	n/a
Short term investments – GIC	-	5,085	-	5,085	n/a
Short term investments – Marketable securities	35	-	-	35	Level 1
Trade and other receivables	7,413	5,716	-	13,129	Level 1 / n/a
	7,448	31,285	-	38,733
Financial Liabilities
Trade and other payables	-	-	(5,841)	(5,841)	n/a
	$7,448	$31,285	$(5,841)	$32,892

During the three months ended March 31, 2013, a mark-to-market loss of $56 (March 31, 2012 – gain of $17) for marketable securities designated as available-for-sale has been recognized in other comprehensive income. Available-for-sale   financial assets are denominated in Canadian dollars.  There were no disposals during the three months ended March 31, 2013. At March 31, 2013, receivables of $248 (December 31, 2012 - $231) were impaired and provided for.

10.  Related party transactions

	Three months ended March 31,
	2013	2012
Consulting fees paid or accrued to companies controlled by directors of the Company	$133	$780
Director fees paid or accrued	44	36
Consulting fees paid or accrued to a company with a common director of the Company	-	32
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21
	$177	$869

As at March 31, 2013, $95 (December 31, 2012 - $30) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  Amounts due from companies with common directors were $48 (December 31, 2012 - $17) and were included in trade and other receivables.

        The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

   The remuneration of directors and other members of key management personnel during the three months ended March 31, 2013 and 2012 were as follows:

	Three months ended March 31,
	2013	2012
Short-term benefits (i)	$669	$604
Termination benefits (ii)	48	676
	$717	$1,280
   (i)      Short-term benefits include salaries and benefits, consulting and management fees.
  (ii)      Payment made in 2012 was to an executive and director in connection with his retirement and resignation from the board of directors.

The Company is committed to making severance payments amounting to approximately $3,220 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

11.   Commitments and contingencies

(a)	Commitments

As of March 31, 2013, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$1,190	$935	$255	$-
Drilling services	379	379	-	-
Equipment purchases with third party vendors	2,036	2,036	-	-
Environmental program	34	34	-	-
Total commitments	$3,639	$3,384	$255	$-

(b)	Contingencies

As of March 31, 2013, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current drill program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

12.   Operating segments

   The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in
   Canada.  Due  to diversities in geography and production  processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities.  The Corporate segment provides financial, human resources and technical support to the two mining operations.
   The Guanajuato operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended
March 31, 2013
External mineral sales	$7,955	$4,684	$-	$-	$12,639	$-	$12,639
Income (loss) before income taxes	(339)	701	141	3,717	4,220	(2,183)	2,037
Net income (loss) for the period	(488)	590	141	3,216	3,459	(2,183)	1,276

March 31, 2013
Total assets	48,836	24,190	7,890	8,590	89,506	28,073	117,579
Total liabilities	$6,079	$1,286	$-	$7,480	$14,845	$770	$15,615

1.	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended
March 31, 2012
External mineral sales	$9,853	$3,772	$-	$-	$13,625	$-	$13,625
Income (loss) before income taxes	5,406	806	(144)	2,758	8,826	(2,195)	6,631
Net income (loss) for the period	5,406	806	(144)	810	6,878	(2,195)	4,683

December 31, 2012
Total assets	44,063	23,323	7,270	9,204	83,860	32,869	116,729
Total liabilities	$6,457	$1,981	$-	$6,642	$15,080	$1,624	$16,704

1.	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2013 and 2012 (Unaudited)

    12.     Operating segments – continued

  For the three months ended March 31, 2013 and 2012, the Company had revenue from the following product mixes:

	Three months ended March 31,
	2013	2012
Silver	$9,389	$10,577
Gold	3,372	3,599
Zinc	639	486
Lead	574	356
Ore processing revenues	145	151
Smelting and refining charges	(1,480)	(1,544)
	$12,639	$13,625

For the three months ended March 31, 2013, the Company had three (March 31, 2012 – four) customers that accounted for the majority of total revenues as follows:

		Three months ended March 31,
Customer	Segment	2013	2012
Customer A	Guanajuato	$5,546	$-
Customer B	Guanajuato	2,765	1,797
Customer C	Topia	4,328	3,808
Customer C	Guanajuato	-	1,069
Customer D	Guanajuato	-	1,716
Customer E	Guanajuato	-	5,084
Other customers		-	151
		$12,639	$13,625

The trade accounts receivable balance of $7,413 at March 31, 2013 (December 31, 2012– $12,311) relates to four customers (note 3).

    13.     Subsequent events

On April 10, 2013, 221,000 options with an exercise price of $0.45 were exercised for proceeds of $99,450, and on April 12, 2013, 316,250 warrants with an exercise price of $4.20 expired unexercised.